NYSE ALTERNEXT US LLC

DETERMINATION AND NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Attachment to Form 25

December 12, 2008

NYSE Alternext US LLC (the “Exchange”), pursuant to Section 12(d) of the Securities Exchange Act of 1934 and Rule 12d2-2(b) promulgated thereunder by the Securities and Exchange Commission (the “Commission”), has determined to strike from listing and registration on the Exchange, the common stock of the following:

Federal Trust Corporation

Common Stock, par value $.01 per share

Commission File Number – 001-31724

1.

The standards of the Exchange provide, among other things, that consideration may be given to the removal of a security when: (i) the financial condition and/or operating results of the issuer appear to be unsatisfactory; (ii) the issuer has failed to comply with its listing agreements with the Exchange; or (iii) any other event shall occur or any condition shall exist which makes further dealings on the Exchange unwarranted.

In applying these standards, the Exchange gives consideration to delisting the securities of a company that is not in compliance with or is subject to:

(a)

Section 1003(a)(iv) of the NYSE Alternext US LLC Company Guide (the “Company Guide”) which states that the Exchange will normally consider suspending dealings in, or removing from the list, securities of an issuer that has sustained losses which are so substantial in relation to its overall operations or its existing financial resources, or its financial condition has become so impaired that it appears questionable, in the opinion of the Exchange, as to whether such company will be able to continue operations and/or meet its obligations as they mature; and

(b)

Section 1002(b) which states that the Exchange will consider the suspension of trading in, or removal from listing of unlisted trading of, any security when, in the opinion of the Exchange, it appears that the extent of public distribution or the aggregate market value of a company’s security has become so reduced as to make further dealings on the Exchange inadvisable.

2.

The Common Stock of Federal Trust Corporation. (the “Company” or “Federal Trust”) does not qualify for continued listing for the following reasons:

(a)

On February 8, 2008, the Office of Thrift Supervision (“OTS”) issued to the Company a cease and desist order. The order stipulated that the Company raise sufficient capital by July 15, 2008, to address its liquidity issues, or execute a merger agreement by August 31, 2008, if its capital raising efforts were unsuccessful.

(b)

The Company was not able to raise any capital by the July 15, 2008 deadline and the OTS subsequently extended the deadline by which to raise capital to September 30, 2008, and extended the deadline by which the Company must execute a merger agreement to November 15, 2008.  On August 11, 2008, Federal Trust entered into a non-binding letter of intent with Sidhu Advisors, LLC ("Sidhu"), whereby Sidhu, or a newly-formed affiliate, would invest at least $30 million in the Company.

(c)

On August 18, 2008, the Company disclosed in its Form 10-Q for the period ended June 30, 2008, that if it was not able to raise additional capital or sell control of all or part of the Company in a merger or other transaction that there was substantial doubt about its ability to continue as a going concern.  The Company’s operating and capital requirements, the recurring losses due to recent increases in non-performing loans, declining net interest margin and continuing high levels of operating expenses are contributing factors for this concern.  The Company believed that in order to comply with its regulatory capital requirements, it would need to raise substantial additional capital.

(d)

On September 29, 2008, the Company announced that negotiations with Sidhu had been terminated and to date the Company has been unsuccessful in raising additional capital or executing a merger transaction.

3.

In reviewing the eligibility of the Company’s Common Stock for continued listing, the Exchange has complied with its standards and procedures as follows:

(a)

On October 29, 2008 the Exchange notified Federal Trust that it was not in compliance with certain of the Exchange’s continued listing standards or was subject to removal from listing in accordance with certain of the Exchange’s continued listing requirements, as set forth in Parts 1 and 10 of the Company Guide. In particular, the Company was not in compliance with Sections 1003(a)(iv) and 1002(b) of the Company Guide and was subject to removal pursuant to Section 1002(e) of the Company Guide (the “Staff Determination”). The Company was further notified that due to the nature and severity of the continued listing deficiencies, it was necessary and appropriate, in accordance with commentary .01 to Section 1009 of the Company Guide, to truncate the continued listing evaluation and follow-up procedures as set forth in Section 1009 of the Company Guide and to move to immediately delist the securities from listing and registration on the Exchange (the “Staff Determination”).  The Company was also notified of its limited right, in accordance with Sections 1203 and 1009(d) of the Company Guide, to request a hearing before a Listing Qualifications Panel (“Panel”) within seven days of the Staff Determination, or by, November 5, 2008.

(b)

The Company did not appeal the Staff Determination within the requisite time period or thereafter and was not otherwise in compliance with the Exchange’s continued listing standards.

Accordingly, the Exchange, having complied with all of its procedures, is authorized to file this application in accordance with Section 12 of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

4.

In the opinion of the Exchange, all of the material facts relating to the reasons for this application are contained herein.

5.

The Exchange official whose signature is set forth below is duly authorized to file this application.

6.

In accordance with the provisions of Rule 12d2-2, the Exchange has issued public notice of its final determination to remove the Company’s securities from listing and/or registration by issuing a press release and posting notice on www.amex.com.  Further, a copy of this application has been forwarded to Mr. Dennis T. Ward., President and Chief Executive of Federal Trust Corporation.

Janice O’Neill

Senior Vice President – Corporate Compliance

NYSE Regulation, Inc.